SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 3, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br
Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Corporation	Publicly-held Corporation
Corporate Taxpayers’ Registry 76.535.764/0001-43	Corporate Taxpayers’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

In compliance with CVM Instruction 358/02, Brasil Telecom S.A. and Brasil Telecom Participações S.A. announce that the companies were informed of the following:

“Citigroup Venture Capital International Brazil, L.P. (“CVC Fund”) informs that the District Judge of the United States District Court of the Southern District of New York, on the record of the action brought by International Equity Investments, Inc., Citigroup Venture Capital International Brazil, LLC and the CVC Fund (“Plaintiffs”) against Opportunity Equity Partners and Mr. Daniel Valente Dantas (“Defendants”), granted, on June 02, 2005, a preliminary injunction determining that the Defendants, the officers, agents, servants, employees, and attorneys of each of the Defendants, and those persons in active concert or participation with either of the Defendants who receive actual notice of this order by personal service or otherwise, are enjoined and restrained, pending the determination of the abovementioned action, from:

(i) executing, enforcing, consummating, performing any obligation under, or otherwise giving effect to the following Agreements (as defined in the text of the Order): “Cellular Acquisition Agreement” and accompanying Protocol; the “Second Amendment to the Solpart Shareholders Agreement”, the “Solpart Master Agreement”, the settlement agreement between Telecom Italia, on the one hand, and Techold and Timepart, on the other, and the related Private Agreement Instrument and Transaction submitted in the original Portuguese as Exhibits H and I, respectively, of the “May 17, 2005 Hibshoosh Declaration”; and in English translation as Exhibits D and E, respectively, of the “June 1, 2005 Hibshoosh Declaration”;

(ii) entering into any transaction or any agreement that is not in the ordinary course of business (including any amendment to the “Solpart Shareholders Agreement” or any other shareholders’ agreement) involving any entity in which the CVC Fund has a direct or indirect interest,

(iii) taking any action in furtherance of the foregoing.”

Brasília, Brazil, June 03, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer